UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              GOLF ROUNDS.COM, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    38168R108
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  March 1, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
 .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

                                  SCHEDULE 13D

CUSIP No.  38168R108                                     Page 2 of 12 Pages
---------------------------                            -----------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   The Rachel Beth Heller 1997 Trust Dated 7/9/97
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) |_|)
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New Jersey
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                          70,000
                            ----------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           -0-
         OWNED BY           ----------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                           70,000
           WITH             ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                              -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   70,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   3.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  38168R108                                     Page 3 of 12 Pages
---------------------------                            -----------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   The Evan Todd Heller 1997 Trust Dated 6/17/97
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) |_|)
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New Jersey
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                          70,000
                            ----------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           -0-
         OWNED BY           ----------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                           70,000
           WITH             ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                              -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   70,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   3.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  38168R108                                     Page 4 of 12 Pages
---------------------------                            -----------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Martan & Co.
                   13-1924455
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) |_|)
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New Jersey
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                          70,000
                            ----------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           -0-
         OWNED BY           ----------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                           70,000
           WITH             ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                              -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   70,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   3.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  38168R108                                     Page 5 of 12 Pages
---------------------------                            -----------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Donehew Fund Limited Partnership
                   83-0316971
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) |_|)
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Georgia
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                         519,690
                            ----------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           -0-
         OWNED BY           ----------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                           70,000
           WITH             ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                              -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  519,690
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   24.8%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  38168R108                                     Page 6 of 12 Pages
---------------------------                            -----------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Jonathan & Nancy Glaser Family Trust Dated 12/16/98
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) |_|)
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   California
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                          40,000
                            ----------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           -0-
         OWNED BY           ----------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                           40,000
           WITH             ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                              -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   40,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.9%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  38168R108                                     Page 7 of 12 Pages
---------------------------                            -----------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   W. Robert Ramsdell
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) |_|)
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                          40,000
                            ----------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           -0-
         OWNED BY           ----------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                           40,000
           WITH             ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                              -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   40,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.9%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  38168R108                                     Page 8 of 12 Pages
---------------------------                            -----------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Nagelberg Family Trust Dated 9/24/97
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) |_|)
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   California
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                         140,000
                            ----------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                           -0-
         OWNED BY           ----------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                          140,000
           WITH             ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                              -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  140,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.7%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 38168R108                                   Page 9 of 12 Pages
----------------------                           -----------------------------


Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common stock, $.01 par value ("Common Stock"), of Golf Rounds.com, Inc., a Delaware corporation ("Issuer"), whose principal executive offices are located at 376 Main Street, P.O. Box 74, Bedminster, New Jersey 07921.

     The percentages of beneficial ownership reflected in this Statement are based upon 2,099,491 shares of Common Stock outstanding on January 28, 2000, which number has been obtained directly from the Issuer.

Item 2. Identity and Background

     The "group" that was created in connection with the transactions described in Item 6 no longer exists. Each of the Reporting Persons hereby disclaims beneficial ownership of any shares of the Issuer's Common Stock owned by each of the other Reporting Persons. Each of the Reporting Persons other than Donehew Fund Limited Partnership hereby disclaims beneficial ownership of the shares of the Issuer's Common Stock that are subject to the proxies described in Item 6.

Item 3. Source and Amounts of Funds or Other Consideration

     No change.

Item 4. Purpose of Transactions

     Each of the Reporting Persons has acquired the securities specified in Item 5 of this Schedule 13D for investment purposes. Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions. None of these persons has any agreements to acquire any additional Common Stock at this time. None of these persons has any present plans that relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termina tion of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

CUSIP No. 38168R108                                   Page 10 of 12 Pages
----------------------                           -----------------------------


Item 5. Interest in Securities of the Issuer

     The Rachel Beth Heller Trust owns 70,000 shares of Common Stock directly. The Rachel Beth Heller Trust acquired 70,000 shares of Common Stock in the transaction described in Item 6. The Rachel Beth Heller Trust is deemed to beneficially own 70,000 shares of Common Stock, representing 3.3% of the outstanding shares of Common Stock.

     The Evan Todd Heller Trust owns 70,000 shares of Common Stock directly. The Evan Todd Heller Trust has acquired 70,000 shares of Common Stock in the transaction described in Item 6. The Evan Todd Heller Trust is deemed to beneficially own 70,000 shares of Common Stock, representing 3.3% of the outstanding shares of Common Stock.

     Martan owns 70,000 shares of Common Stock directly. Martan acquired 70,000 shares of Common Stock in the transaction described in Item 6. Martan is deemed to beneficially own 70,000 shares of Common Stock, representing 3.3% of the outstanding shares of Common Stock.

     Donehew Fund Limited Partnership owns 70,000 shares of Common Stock directly. Donehew acquired 70,000 shares of Common Stock in the transaction described in Item 6 and has sole voting power over such shares and 449,690 additional shares of Common Stock pursuant to the proxies discussed in Item 6. Donehew is deemed to beneficially own 519,690 shares of Common Stock, representing 24.8% of the outstanding shares of Common Stock.

     The Glaser Family Trust owns 40,000 shares of Common Stock directly. The Glaser Family Trust acquired 40,000 shares of Common Stock in the transaction described in Item 6. The Glaser Family Trust is deemed to beneficially own 40,000 shares of Common Stock, representing 1.9% of the outstanding shares of Common Stock.

     Ramsdell owns 40,000 shares of Common Stock directly. Ramsdell acquired 40,000 shares of Common Stock in the transaction described in Item 6. Ramsdell is deemed to beneficially own 40,000 shares of Common Stock, representing 1.9% of the outstanding shares of Common Stock.

     The Nagelberg Family Trust owns 140,000 shares of Common Stock directly. The Nagelberg Family Trust acquired 140,000 shares of Common Stock in the transaction described in Item 6. The Nagelberg Family Trust is deemed to beneficially own 140,000 shares of Common Stock, representing 6.7% of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     On January 18, 2000, six stockholders of the Issuer ("Sellers") entered into a stock purchase agreement ("Stock Purchase Agreement") with the Reporting Persons pursuant to which the Sellers agreed to sell to the Reporting Persons an aggregate of 500,000 shares of Common Stock at a price of $1.375 per share. In connection with the execution of the Stock Purchase Agreement, the Issuer and its directors, Messrs. Paul O. Koether, John W. Galuchie, Jr. and Thomas K. Van

CUSIP No. 38168R108                                  Page 11 of 12 Pages
-------------------------                   ---------------------------------


Herwarde, entered into a related agreement ("Related Agreement") with the Reporting Persons pursuant to which, among other things, Messrs. Koether, Galuchie and Van Herwarde agreed to resign as directors and appoint new directors designated by the Reporting Persons. The Reporting Persons designated Messrs. Robert H. Donehew, Larry Grossman and John F. McCarthy, III, for appointment to the board of directors of the Issuer, to take office upon the resignation of the current directors. Mr. Koether and entities he controls, including some of the other Sellers, also agreed to give a designee of the Reporting Persons irrevocable proxies to vote an additional 449,690 shares of the Issuer's common stock that he and such other entities own.

     The sale of shares contemplated by the Stock Purchase Agreement was consummated on January 21, 2000, and on that date the proxies given by Mr. Koether and certain entities controlled by him to Donehew Fund Limited Partnership as designee of the Reporting Persons became effective. The resignations of Messrs. Koether, Galuchie and Van Herwarde, and the appointment of Messrs. Donehew, Grossman and McCarthy, became effective on February 3, 2000.

     The Sellers include Asset Value Holdings, Inc., a Delaware corporation of which Mr. Koether is President and Mr. Galuchie is Treasurer, Bradford Trading Company, a Delaware corporation, Mr. Koether, Shamrock Associates, a New Jersey limited partnership of which Mr. Koether is the general partner, Sun Equities Corporation, a Delaware corporation of which Mr. Koether is Chairman and Mr. Galuchie is Vice President and a director, and Mr. Van Herwarde.

     The persons or entities who gave proxies to Donehew Fund Limited Partnership included Paul O. Koether, Paul O. Koether Individual Retirement Account, Asset Value Holdings, Inc., Shamrock Associates and Sun Equities Corporation.

     The Reporting Persons have no further rights to designate any persons to serve as directors of the Issuer.

Item 7. Material to be Filed as Exhibits

     No change.

CUSIP No. 38168R108                            Page 12 of 12 Pages
-------------------------              ---------------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2000

                               THE RACHEL BETH HELLER 1997 TRUST DATED 7/9/97

                                        /s/ Lawrence Kupferberg
                               By:
                                     ---------------------------------------
                                     Name:    Lawrence Kupferberg
                                     Title:   Trustee

                               THE EVAN TODD HELLER 1997 TRUST DATED 6/17/97

                                        /s/ Lawrence Kupferberg
                               By:
                                    ---------------------------------------
                                    Name:    Lawrence Kupferberg
                                    Title:   Trustee

                               MARTAN & CO.

                                        /s/ Michael Silvestri
                               By:
                                   ------------------------------------------
                                   Name:    Michael Silvestri
                                   Title:   President

                               DONEHEW FUND LIMITED PARTNERSHIP
                               Donehew Capital LLC, General Partner

                                        /s/ Robert H. Donehyew
                               By:
                                   ------------------------------------------
                                   Name:    Robert H. Donehew
                                   Title:   Manager, Donehew Capital LLC,
                                            General Partner

                               JONATHAN & NANCY GLASER FAMILY TRUST DATED
                               12/16/98

                                        /s/ Jonathan Glaser
                               By:
                                  ---------------------------------------
                                   Name:    Jonathan Glaser
                                   Title:   Trustee

                                       /s/ W. Robert Ramsdell
                               ------------------------------------------
                                        W. Robert Ramsdell

                               NAGELBERG FAMILY TRUST DATED 9/24/97

                                        /s/ David S. Nagelberg
                               By:
                                  -------------------------------------------
                                   Name:   David S. Nagelberg
                                   Title:  Trustee

                               Page 12 of 12 Pages